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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Brian Fetterolf
Donald Field

Re:	Software Acquisition Group Inc. III
Amendment No. 1 to Registration Statement on Form S-4
Filed May 16, 2022
File No. 333-262723

Ladies and Gentlemen:

This letter is sent on behalf of Software Acquisition Group Inc. III (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated June 14, 2022 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in italics, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Amendment No. 1 to Form S-4 filed May 16, 2022

Questions and Answers

Q: What is the PIPE investment?, page iv

1.

We note your response to comment 1, as well as your amended disclosure on page iv. Please revise to discuss what consideration (other than the purchase of the convertible notes) the PIPE Investors gave in exchange for their pro rata portion of the PIPE Warrants issued in connection with the PIPE Investment. If no additional consideration was given, please disclose so here.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page iv. No additional consideration was given.

Securities and Exchange Commission

June 29, 2022

2.

Please highlight here or as a new question and answer that the PIPE Investment deviates from a typical SPAC PIPE financing. In this regard, we note that the PIPE Investors are investing into a convertible debt position (with an adjustable conversion rate) versus a typical equity position. Please explain why the parties have elected this financing structure and highlight how this financing structure deviates from a typical SPAC PIPE financing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages iv through vi and 61 of the Registration Statement to add a question and answer and a risk factor regarding the chosen structure of the PIPE Investment.

Q: What equity stake will current SWAG stockholders, the initial stockholders . . . hold in SWAG following the closing?, page vii

3.

We note your response to comment 4, as well as your amended disclosure that includes the PIPE investors’ anticipated equity stake on a fully diluted basis. Please revise the anticipated amounts and percentages or, alternatively, provide additional footnote disclosure, to also account for UBS’ potential exercise of its option to purchase an additional $10.0 million in convertible notes pursuant to the accordion feature.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages viii and 2 of the Registration Statement to reflect the ownership of the Post-Combination Company in the event that UBS exercises its option to purchase additional convertible notes.

Summary

Summary Historical Financial Data for SWAG, page 13

4.

The net loss for SWAG for the period from January 5, 2021 (inception) through December 31, 2021 as disclosed in the table on page 14 does not agree to the amount in the audited statement of operations for this period on page F-4. Please reconcile and revise these disclosures. Also please revise to disclose SWAG’s basic and diluted earnings per share for each period presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14 of the Registration Statement.

Nogin’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 145

5.

We note your response to comment 18, as well as your deletion of the last paragraph under the sub-heading “Overview.” Please also delete a substantially comparable paragraph on page 157 under the sub-heading “Non-GAAP Financial Measures,” where you still discuss projected revenue growth for a historical period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 168 of the Registration Statement to remove the substantially comparable paragraph under the sub-heading “Non-GAAP Financial Measures,” discussing the projected revenue growth for a historical period.

6.

We note your response to comment 19 and we reissue the comment in-part. Please revise your disclosure throughout the proxy statement/prospectus to clarify how your platform generates revenue from its various products. In this regard, we note your amended disclosure on 127 that Smart Ship is “currently under development,” but your disclosure on page 147 continues to indicate that “shipping service revenue” is a part of your historical revenue, as this is discussed as a component of your results of operations.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 133, 146, 147, and 154 the Registration Statement to further clarify how the revenue is generated from the Company’s various shipping service products, including its new offering “Smart Ship.” The Company’s existing shipping service revenue is related to the shipping and fulfillment of orders for our clients to the end-customer. Smart Ship is an offering that wraps technology with fulfillment that is intended for small to mid-size companies to manage the fulfillment of their orders. The Company’s historical shipping service is recorded to shipping service revenue, while the new Smart Ship offering would be considered Fulfillment service revenue and would be included as Commerce-as-a-Service revenue.

Securities and Exchange Commission

June 29, 2022

Comparison of the Years Ended December 31, 2021 and 2020

Change in fair value of unconsolidated affiliate, page 152

7.

We note that you recognized a change in fair value of your unconsolidated investment in Modcloth of $4.9 million during 2021. Please explain how you estimated or determined the amount of the fair value adjustment recognized during 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 161 and 166 of the Registration Statement to include a discussion of the third-party valuation specialist that the Company engaged to assist with the fair value assessment of the ModCloth joint venture. In addition, the Company notes that the initial investment into ModCloth was $1.5 million, in which the Company recorded at the time of investment. The Company engaged a third-party valuation specialist to assist in determining the fair value of the investment, which was determined to be $6.4 million for the Company’s 50% interest. The Company utilized the following valuation methods to conclude on the fair value:

•	Discounted Cash Flow - The key unobservable input utilized was a discount rate of 18%.

•	Guideline Public Company Method - The Company utilized a revenue multiple of 0.70x on current period forecasted revenues. The revenue multiple was derived from public peers of the Company.

•

Guideline Transaction Method - The Company utilized a revenue multiple of 0.73x on current period forecasted revenues. The revenue multiple was derived from public transactions in which the target companies were similar to the Company.

The above methods were weighted at 50%, 25% and 25%, respectively, less total debt and working capital deficit, to arrive at the fair value as of December 31, 2021. ModCloth was a business in financial distress, but with strong potential and projected revenue growth. These factors, along with the Company’s expertise in comprehensive e-commerce platform and specialized marketing, web design and brand management teams, provided a fair value for ModCloth that was significantly higher than our initial cash investment.

Non-GAAP Financial Measures, page 156

8.

We note your revised disclosure in response to our previous comment 22. Your description of and reason for adjusting for rent abatements appears to change how you record rent expense from straight-line to cash basis. Adjustments that use individually tailored recognition and measurement methods are not permitted under Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Measures. Please revise your calculation of Adjusted EBITDA to remove this adjustment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 167 of the Registration Statement to remove the rent abatement calculations from its Adjusted EBITDA figures.

9.

Please tell us in your response what type of expenses are classified as contract acquisition costs. Please also tell us in your response how you record contract acquisition expenses incurred that do not result in the acquisition of a new contract.

Response: The contract acquisition cost was specifically related to $2 million in which the Company paid to acquire a contract that resulted in the acquisition of 9 new agreements with different companies and brands. Additionally, contract acquisition expenses incurred that do not result in the acquisition of a new contracts are expensed under general and administrative costs.

Security Ownership of Certain Beneficial Owners and Management of Nogin, page 166

10.

We note your response to comment 23, as well as your amended disclosure that “Doug Fahoury and Ryan Pollock serve as Managing Partners of Iron Gate Branded Online LLC.” Please reconcile with your disclosure that Iron Gate Management, LLC is the manager of Iron Gate Branded Online, LLC, as your disclosure now appears to indicate that each of Doug Fahoury, Ryan Pollock and Iron Gate Management, LLC are managers and have certain voting and dispositive powers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 179 of the Registration Statement to clarify the management structure of Iron Gate Branded Online LLC.

Background of the Business Combination, page 175

11.

We note your response to comment 26, as well as your amended disclosure regarding the comparable companies analysis, and we reissue the comment in-part. Please disclose the underlying projected revenues for each of the comparable companies for 2023.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 193 of the Registration Statement.

Securities and Exchange Commission

June 29, 2022

12.

We note your disclosure that the “total consideration for the proposed acquisition was based on comparable public company valuations estimated at eight (8) times multiple of projected revenues” on page 178, but your disclosure on page 181 states that the purchase price was “based on a 5.39 times multiple of Nogin’s estimated 2022 revenue of $105.1 million” (emphasis added). Please revise to clarify how the analysis was done and specifically whether the total consideration was based on a multiple of the projected revenues of the comparable companies or based on Nogin’s projected revenue, as your description of the method appears inconsistent. Additionally, explain why the estimated 2022 revenue data is different from your disclosure on page 187, in which you state that Nogin’s 2022 estimated revenue was $107.2 million on page 187 (emphasis added).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 193 and 196 of the Registration Statement to clarify the valuation of the transaction. The discrepancy in Nogin’s 2022 estimated revenue projections is due to the fact that the $105.1 million estimate is as of January 14, 2022, while the $107.2 million estimate was as of the filing date of the S-4.

13.

We note your disclosure that the parties discussed lowering Nogin’s valuation “based on recent overall public market trends of the public comparables of peer companies . . . .” In connection therewith, please explain in greater detail why the parties reduced the multiple from 8 to 5.39 and detail more clearly how the ultimate purchase price was calculated based upon Nogin’s and the comparable companies projected revenues.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 196 of the Registration Statement to clarify how the ultimate purchase price was calculated.

14.

We note your response to comment 27, as well as your amended disclosure on page 180 that on January 10, 2022 there were discussions of a “post-money, pro forma enterprise valuation of approximately $646 million.” Such discussion implies that the parties considered lowering the transaction valuation as early as January 10, but your disclosure on page 181 indicates that the parties first discussed “lowering the valuation” on January 14, when the parties agreed upon the pre-money value of $566 million. Please revise to ensure consistency in your discussion of the transaction valuations leading up to signing, and clearly disclose any additional valuations exchanged between the initial valuation and the final valuation on January 14, 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 196 of the Registration Statement.

15.

We note your disclosure that the initial letter of intent “permitted up to $20 million of Nogin’s cash on hand to be distributed to the pre-Transaction shareholders in cash.” Please explain why the parties agreed to this cash consideration component and further describe the negotiation of this term, including the amendment to the merger agreement, dated as of April 20, 2022, pursuant to which the parties agreed “to lower the cash consideration amount from $20 million to $15 million and increase the share consideration in a proportionate amount.”.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 198 of the Registration Statement.

16.

We note your response to comment 31, as well as your amended disclosure on page 176 that quantifies each of the deferred underwriting fee, the PIPE placement agent fee as a combined amount including the other PIPE placement agents, and the amount owed to Jefferies regarding their reimbursable expenses. We reissue the comment. Please quantify the aggregate fees payable to Jefferies upon completion of a business combination. In revising your disclosure, clarify the extent to which the $0.5 million in reimbursable expenses is conditioned on completion of the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 86, 198 and 199 of the Registration Statement.

Securities and Exchange Commission

June 29, 2022

Recommendation of the SWAG Board of Directors and Reasons for the Business Combination, page 183

17.

We note your response to comment 33, as well as your amended disclosure on page 181 that “the independent members of the board of SWAG met to discuss the final drafts of the merger agreement and ancillary documents and unanimously adopted resolutions . . . .” Please revise to discuss which directors were recused and why. In this regard, we also note your disclosure on page 181 that the “board determined, based on potential perceived conflicts of interest, to delegate to a committee of the board composed only of independent directors the authority to approve the transaction.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 200 through 203 of the Registration Statement.

18.

We note your response to comment 34 and we reissue the comment. In the paragraph discussing the absence of a fairness opinion on page 184, please discuss the board’s consideration of the “independent financial model” referred to on page 183. If such model is the same analysis as the “internal valuation of Nogin by SWAG management based on an analysis of comparable companies,” please revise to clarify which analyses were considered by the board, to provide shareholders with additional context regarding the board’s recommendation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 201 of the Registration Statement.

Unaudited Prospective Financial Information of Nogin, page 186

19.

We note that you deleted the prospective financial information regarding Nogin for the year 2021. Please revise to include the relevant 2021 prospective financial information included in your initial registration statement. Additionally, please disclose whether Nogin achieved the 2021E projections and discuss whether the differences between the projected and actual results is material, and provide a cross-reference to the discussion of Nogin’s 2021 results of operations. Last, disclose that the projections were prepared as of February 7, 2022, as you do on page 24, and to the extent that there was a material lapse in time and change in circumstance since the projections were prepared, disclose whether the projections continue to reflect management’s views on future performance.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 205 and 206 to add back in the 2021E financial information from the previous filing and also added in a discussion on the fluctuation from 2021 expectations to 2021 actuals. In addition, the Company has revised the disclosures on pages 203 through 207 to update the 2022 and 2023 forecasts to reflect the latest projections available along with an added discussion on the changes from the original 2022 and 2023 projections to the new revised 2022 and 2023 projections added into this latest amendment to the Registration Statement.

Interests of SWAG’s Directors and Executive Officers in the Business Combination, page 188

20.

We note that you deleted the prospective financial information regarding Nogin for the year 2021. Please revise to include the relevant 2021 prospective financial information included in your initial registration statement. Additionally, please disclose whether Nogin achieved the 2021E projections and discuss whether the differences between the projected and actual results is material, and provide a cross-reference to the discussion of Nogin’s 2021 results of operations. Last, disclose that the projections were prepared as of February 7, 2022, as you do on page 24, and to the extent that there was a material lapse in time and change in circumstance since the projections were prepared, disclose whether the projections continue to reflect management’s views on future performance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 203 through 207 and has provided tables summarizing relevant prospective financial information.

Securities and Exchange Commission

June 29, 2022

Material U.S. Federal Income Tax Consequences, page 205

21.

We note your response to comment 39 and reissue. Please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Software Acquisition Group Inc. III’s securities and revise your disclosure accordingly to tailor it to address the material federal tax consequences of the transaction to those public investors. Please refer to Item 601(b)(8) of Regulation S-K and Items 4(a)(6) and 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally, we note the disclosure under the new section captioned “Qualification of the Merger as a Reorganization” and the opinion to be delivered by Latham & Watkins LLP which will be filed as Exhibit 8.1 does not appear to address the above referenced form requirement to address the material federal tax consequences of the transaction to the public investors.

Response: The Company acknowledges the Staff’s comment and respectfully submits that, other than holders that elect to redeem their shares, holders of Software Acquisition Group Inc. III’s securities will simply retain their securities in the transaction and not exchange them for any other property. The Company thus it expects no material federal tax consequences of the transaction to the holders of Software Acquisition Group Inc. III’s securities unless such holders elect to redeem their shares at the closing of the transaction (the consequences of which are already discussed in the Form S-4 as previously filed).

Securities and Exchange Commission

June 29, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 or christian.nagler@kirkland.com.

Sincerely,

/s/ Christian O. Nagler

Christian O. Nagler

cc:	Via E-mail

Jonathan S. Huberman

Geoffrey Van Haeren, Esq.

Matthew D. Turner

Ryan J. Maierson, Esq.

John M. Greer, Esq.

Ryan J. Lynch, Esq.